UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to_______

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Greif 401(k) Retirement Plan
Delaware, Ohio

We have audited the accompanying statement of net assets available for benefits of the Greif 401(k) Retirement Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GBQ Partners LLC
Columbus, Ohio
June 28, 2017

Report of Independent Registered Public Accounting Firm

Greif 401(k) Retirement Plan
Delaware, Ohio

We have audited the accompanying statement of net assets available for benefits of the Greif 401(k) Retirement Plan (the "Plan") as of December 31, 2015. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Columbus, Ohio
June 27, 2016 (June 28, 2017 as to the retrospective adoption of Accounting Standards Update 2015-07 and Accounting Standards Update 2015-12 and as to the disclosure corrections discussed in Notes 3 and 6)

Greif 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments at fair value (Note 3)	$249,734,338	$233,497,037
Receivables:
Participant notes receivable	7,772,486	8,023,074
Participant contributions receivable	591,628	351,858
Employer contributions receivable	348,585	196,676
Accrued income and unsettled trades	46,553	81,290
Total receivables	8,759,252	8,652,898
Net assets available for benefits	$258,493,590	$242,149,935

See accompanying notes.

Greif 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Additions:
Participant contributions	$12,186,189
Employer contributions	10,042,379
Rollover contributions	1,202,170
Total contributions	23,430,738
Interest income on participant notes receivable	336,711
Investment income:
Net appreciation in fair value of investments (Note 3)	17,196,369
Dividend income	3,294,963
Other income	116,180
Total additions	44,374,961

Deductions:
Benefits paid to participants	27,684,208
Administrative fees	347,098
Total deductions	28,031,306

Net increase in net assets	16,343,655
Net assets available for benefits, beginning of year	242,149,935
Net assets available for benefits, end of year	$258,493,590

See accompanying notes.

Greif 401(k) Retirement Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Greif 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General
The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging LLC (the “Sponsor”), a wholly-owned subsidiary of Greif, Inc. (the "Company"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon 18 years of age. Greif Packaging LLC is both the Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. Wells Fargo (the “Trustee”) maintains the Plan assets.

Participant Contributions
Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3%. Subsequent to this, the participant can change their deferral election. Until participants make an investment selection, all of their contributions are invested in a target fund investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Once the participant makes an investment election, participant contributions are allocated as the participant directs.

Employer Contributions
At its discretion, the Sponsor may make matching and/or profit sharing contributions as set forth in the Plan document. Additionally, the Sponsor contributes 3% of compensation earned for all participants not eligible to participate in the Greif Pension Plan. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Sponsor’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Sponsor’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 22 mutual funds at registered investment companies, two pooled accounts of common collective trusts, a money market fund and an employer common stock fund.

Vesting
Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Forfeitures
Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce the administrative expenses of the Plan or future employer contributions. Unallocated forfeitures balances as of December 31, 2016 and 2015 were approximately $29,000 and $45,000, respectively. Forfeitures used to reduce employer contributions in 2016 were approximately $377,000.

Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans. As of December 31, 2016, participant loans have maturities through 2031 at interest rates ranging from 4.25 percent to 9.25 percent.

Payment of Benefits
Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59 1⁄2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participant’s election.

Employer Stock Fund
Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund.

Plan Termination
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits
Benefits are recorded upon distribution to participants. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2016 and 2015.

Administrative Expenses
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan participant’s accounts are charged on a per-participant basis for additional recordkeeping and investment advisory.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Greif, Inc. Class A common stock are valued based on quoted market prices which represent the value of shares held by the Plan at year-end. The fair value of the participation units in common collective funds are based on quoted redemption values on the last business day of the Plan’s year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties
The Plan provides various investment securities options to its participants. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Adopted Accounting Standards
On May 1, 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a plan is required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan adopted this guidance beginning January 1, 2016 and has applied it retrospectively for all periods presented.

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12: Part I removes the requirements to measure the fair value of fully benefit-responsive investment contracts ("FBRICs") and provide the related disclosures about fair value. Contract value is the only required measure for FBRICs to disclose. The new guidance requires plans to disclose the total contract value of each type of FBRIC (e.g., synthetic investment contracts, traditional investment contracts). Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements is to be provided by general type of plan asset. Part II removes investments disaggregated “by class” (i.e., the nature, characteristics and risks of the investment). Plans will only be required to disaggregate investments measured using fair value by general type, either on the face of the financial statements or in the notes to the financial statements. Part III is not applicable to the Plan. The Plan adopted this guidance beginning January 1, 2016. Parts I and II are applied retrospectively for all periods presented.

New Accounting Standards Not Yet Effective
In February 2017, FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update clarifies presentation requirements for a plan's interest in a master trust and requires more detailed disclosures of the plan's interest. The amendment in this update will be effective calendar year 2019 on a retrospective basis. Early adoption is permitted. The Plan is in the process of determining the potential impact of adopting this guidance on its net assets available for benefits, changes in net assets available for benefits and disclosures.

Note 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted in active markets for identical assets or liabilities) that the Plan can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 - Inputs that are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2016 and 2015. Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

•	Common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

•
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Common collective funds are measured at net asset value. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

•	Money Markets Funds are valued at cost plus accrued interest.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2016 and 2015, respectively. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$197,808,572	$—	$—	$197,808,572
Money market fund (1)	—	504,665	—	504,665
Common stocks	9,359,201	—	—	9,359,201
Total assets in the fair value hierarchy	207,167,773	504,665	—	207,672,438
Investments measured at net asset value (2)	—	—	—	42,061,900
Investments at fair value	$207,167,773	$504,665	$—	$249,734,338

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$187,162,427	$—	$—	$187,162,427
Money market fund (1)	—	301,800	—	301,800
Common stocks	6,044,669		—	6,044,669
Total assets in the fair value hierarchy	193,207,096	301,800	—	193,508,896
Investments measured at net asset value (2)	—	—	—	39,988,141
Investments at fair value	$193,207,096	$301,800	$—	$233,497,037

(1) The Fund invests in a portfolio of high-quality, short-term debt securities issued by governments, corporations, banks, and other financial institutions. All of the Fund's investments were valued using Level 2 inputs since the primary inputs include the credit quality of the issuer and short-term interest rates (both of which are observable) in addition to the use of amortized cost.

(2) In accordance with Accounting Standard Codification 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Subsequent to the issuance of the Plan's 2015 financial statements, the Company's management determined the fair value of the Plan's mutual funds disclosed in the fair value hierarchy of Note 5 on Form 11-K for the period ended December 31, 2015 was overstated by $176,300. As a result, the error, which is immaterial in amount, in the fair value disclosure of the Plan's mutual funds has been corrected herein from the amounts previously reported as of December 31, 2015.

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits. There were no transfers between levels during fiscal year 2016 or 2015.

Note 4 - Party-in-Interest Transactions

The Plan holds units in Wells Fargo Stable Return Fund N and Wells Fargo Advantage Heritage Money Market Fund, which are managed by the Trustee. The Plan also invests in the common stock of Greif, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

As of December 31, 2016 and 2015, the Plan owned 701,031 and 684,950 shares of the Wells Fargo Stable Return Fund N with a fair value of $37,360,026 and $35,885,220, respectively.

As of December 31, 2016 and 2015, the Wells Fargo Advantage Heritage Money Market Fund had a fair value of $504,665 and $301,800, respectively.

As of December 31, 2016 and 2015, the Plan owned 148,571 and 163,467 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $9,359,201 and $6,044,669, respectively. As of December 31, 2016 and 2015, the cost basis of Greif, Inc.’s Class A Common Stock was $7,332,593 and $8,236,142, respectively. Dividends received from Greif, Inc. were $325,647 for the year ended December 31, 2016.

Note 5 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service (IRS), the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Note 6 - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of amounts per the financial statements at December 31, 2016 and 2015, to the Form 5500:

December 31,	2016	2015
Net assets available for benefits per the financial statements	$258,493,590	$242,149,935
Less: Participant contributions receivable	591,628	351,858
Less: Employer contributions receivable	348,585	196,676
Net assets available for benefits per the Form 5500	$257,553,377	$241,601,401

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2016, to the Form 5500:

Employer contributions per the financial statements	$10,042,379
Less: Employer contributions receivable at December 31, 2016	348,585
Plus: Employer contributions receivable at December 31, 2015	196,676
Employer contributions per the Form 5500	$9,890,470

The following is a reconciliation of participant contributions per the financial statements for the year ended December 31, 2016, to the Form 5500:

Participant contributions per the financial statements	$12,186,189
Less: Participant contributions receivable at December 31, 2016	591,628
Plus: Participant contributions receivable at December 31, 2015	351,858
Participant contributions per the Form 5500	$11,946,419

Subsequent to the issuance of the Plan's 2015 financial statements, the Company's management determined the disclosure of net assets available for benefits, participant contributions receivable, and employer contributions receivable included in Note 8 on Form 11-K for the period ended December 31, 2015 were overstated by $42,195, $27,066, and $15,129, respectively. As a result, the errors, which are immaterial in amount, in the disclosure of net assets available for benefits, participant contributions receivable, and employer contributions receivable have been corrected herein from the amounts previously reported as of December 31, 2015.

Note 7 - Subsequent Events

In April 2017, the Plan implemented automatic salary deferral contribution rate increases. Unless confirming their current rate or electing to opt out, participants with salary deferral contribution rates less than 3% were automatically increased to a 3% rate. Additionally, all participants with salary deferral contribution rates of at least 3% but less than 10% were increased by 1%. This automatic rate increase will occur each April.

Greif 401(k) Retirement Plan
Supplemental Schedules

Employer ID No: 436-3268123; Plan No: 001

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Wells Fargo Advantage Heritage Money Market	Money Market	$504,665
	Equity Securities Mutual Funds
	Vanguard Target Retirement 2020	Mutual Funds	23,568,613
	Vanguard Target Retirement 2030	Mutual Funds	21,043,212
	Dodge & Cox Stock Fund	Mutual Funds	19,632,333
	Vanguard Institutional Index I	Mutual Funds	17,440,818
	Vanguard Target Retirement 2040	Mutual Funds	16,509,318
	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds	15,717,392
	MainStay Large Cap Growth I	Mutual Funds	11,620,787
	American Funds EuroPacific Growth	Mutual Funds	9,317,925
	Vanguard Target Retirement 2050	Mutual Funds	8,378,083
	DFA U.S. Targeted Value I	Mutual Funds	6,842,710
	Vanguard Target Retirement 2025	Mutual Funds	5,713,869
	Vanguard Small Cap Growth Ind Admiral S	Mutual Funds	4,768,764
	Vanguard Target Retirement 2035	Mutual Funds	3,912,774
	Vanguard Target Retirement 2015	Mutual Funds	3,217,846
	Vanguard Target Retirement 2045	Mutual Funds	2,011,976
	Vanguard Target Retirement 2055	Mutual Funds	1,348,559
	Parametric Emerging Markets Fund Inst. C	Mutual Funds	711,118
	Vanguard Target Retirement 2060	Mutual Funds	695,477
			172,451,574
	Fixed Income Mutual Funds
	PIMCO Total Return Fund (Inst)	Mutual Funds	18,599,335
	Vanguard Target Retirement 2010	Mutual Funds	3,465,522
	Vanguard Target Retirement Income	Mutual Funds	2,317,762
	PIMCO Real Return/Institutional	Mutual Funds	974,379
			25,356,998
	Common/Collective Fixed Income Funds
*	Wells Fargo Stable Return Fund N	Common Collective Funds	37,360,026
	TS&W Mid Cap Value Fund	Common Collective Funds	4,701,874
			42,061,900
	Common Stock
*	Greif, Inc. Class A Common Stock	Common Stock	9,359,201

	Loans to Participants
*	Participant notes receivable	Interest rates of 4.25% to 9.25% Due dates range from 2017-2031	7,772,486
			$257,506,824

Note: Column (d) is not applicable for participant-directed investments.

* Indicates parties-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Greif 401(k) Retirement Plan

Date: June 28, 2017                By: /s/ DeeAnne Marlow
Printed Name:     DeeAnne Marlow
Title:        Senior VP Peoples Services & Chief Talent Officer